UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 18, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES CLOSING OF THE SALE OF AFP CRECER IN EL SALVADOR

Medellín, Colombia, November 18, 2011

Today, subsequent to obtaining all the required authorizations from the Colombian and El Salvadorian authorities, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., transferred to Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias, shares representing 99.99% of the share capital of AFP Crecer, a pension fund administrator in the Republic of El Salvador.

The transfer of the shares of AFP Crecer fulfills the obligations set forth in the purchase agreement entered into on January 28, 2011.